Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Tech and L Catterton Asia Acquisition Corp Complete Business Combination

New York and Singapore - February 22, 2024 – Lotus Technology Inc. (“Lotus Tech” or the “Company”), a leading global luxury electric vehicle maker, and L Catterton Asia Acquisition Corp (“LCAA”) (NASDAQ: LCAA), a special purpose acquisition company formed by affiliates of L Catterton, a leading global consumer-focused investment firm, today announced the completion of their previously announced business combination (“Business Combination”). The listed company following the Business Combination is “Lotus Technology Inc.” and its American depositary shares (“ADSs”) are expected to commence trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “LOT” on February 23, 2024.

The announcement of the completion of the Business Combination comes after LCAA shareholders voted to approve the transaction on February 2, 2024. As a result of the Business Combination, LCAA became a wholly owned subsidiary of Lotus Tech and is expected to be delisted from the Nasdaq.

Mr. Qingfeng Feng, Chief Executive Officer of Lotus Tech, said: "Becoming a U.S-listed company marks a significant milestone in Lotus Tech's advancement into a global sustainable luxury mobility provider under the brand's Vision80 strategy. I look forward to further collaboration with LCAA as our respected partners, joining us in contributing to a greener future for all through sustainable innovation. "

Chinta Bhagat, Co-Chief Executive Officer of LCAA, said: "We are very pleased to announce the successful completion of the business combination with Lotus Tech, a pioneer in the electrification of luxury mobility with a world-leading product portfolio of luxury vehicles. We are confident Lotus Tech’s listing on the Nasdaq will further its global expansion, and look forward to joining them in the exciting growth journey ahead."

Lotus Tech is expected to ring the Nasdaq opening bell in New York City on February 23, 2024 to commemorate its public listing. A live stream of the event can be viewed at https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

– END –

About Lotus Technology

Lotus Technology Inc. has operations across China, the UK, and the EU. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

About L Catterton Asia Acquisition Corp

L Catterton Asia Acquisition Corp (NASDAQ: LCAA) is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. While it may pursue an initial target business in any industry or sector, it has focused its search on high-growth, consumer technology sectors across Asia. For more information about L Catterton Asia Acquisition Corp, please visit www.lcaac.com.

About L Catterton

L Catterton is a market-leading consumer-focused investment firm, managing approximately $35 billion of equity capital across three multi-product platforms: private equity, credit and real estate. Leveraging deep category insight, operational excellence, and a broad network of strategic relationships, L Catterton's team of more than 200 investment and operating professionals across 17 offices partners with management teams to drive differentiated value creation across its portfolio. Founded in 1989, the firm has made over 275 investments in some of the world's most iconic consumer brands. For more information about L Catterton, please visit www.lcatterton.com.

Forward-Looking Statements

This press release (the “Press Release”) contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, that are based on beliefs and assumptions and on information currently available to Lotus Tech and LCAA. All statements other than statements of historical fact contained in this Press Release are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

LOTUS TECH

group-lotus.com

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LCAA and its management, and Lotus Tech and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed Business Combination between LCAA, Lotus Tech and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against LCAA, the Combined Company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by LCAA public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LCAA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and Lotus Tech’s international operations; (10) the possibility that Lotus Tech or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (11) Lotus Tech’s estimates of expenses and profitability; (12) Lotus Tech’s ability to maintain agreements or partnerships with its strategic partner Geely Holding and to develop new agreements or partnerships; (13) Lotus Tech’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) Lotus Tech’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) Lotus Tech’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of Lotus Tech’s vehicles and Lotus Tech’s reliance on a limited number of vehicle models to generate revenues; (17) Lotus Tech’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Lotus Tech’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) Lotus Tech’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Lotus Tech by its partners in order for Lotus Tech to be able to increase its vehicle production capacities; (21) risks related to Lotus Tech’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Lotus Tech’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on LCAA, Lotus Tech, Lotus Tech’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” Lotus Tech’s registration statement on Form F-4  (File No. 333-275001) filed by Lotus Tech with the U.S. Securities and Exchange Commission (the “SEC”) on January 12, 2024 and in LCAA’s final prospectus relating to its initial public offering (File No. 333-253334) filed by LCAA with the SEC on March 12, 2021, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by LCAA or Lotus Tech, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither LCAA nor Lotus Tech presently know or that LCAA or Lotus Tech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

LOTUS TECH

group-lotus.com

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved in any specified time frame, or at all, or that any of the contemplated results of such forward-looking statements will be achieved in any specified time frame, or at all. The forward-looking statements in this Press Release represent the views of LCAA and Lotus Tech as of the date they are made. While LCAA and Lotus Tech may update these forward-looking statements in the future, LCAA and Lotus Tech specifically disclaim any obligation to do so, except to the extent required by applicable law. You should not place undue reliance on forward-looking statements.

Contact Information

For inquiries regarding Lotus Tech

Demi Zhang

ir@group-lotus.com

Brunswick Group

Lotustechmedia@brunswickgroup.com

For inquiries regarding LCAA and/or L Catterton

Julie Hamilton (U.S.)

media@lcatterton.com

+1 203 742 5185

Bob Ong / Bonnie Gan (Asia)

bob.ong@lcatterton.com / bonnie.gan@lcatterton.com

+65 6672 7619 / +86 10 8555 1807